Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstar.com

Senstar Technologies Corporation Announces Closing of Blickfeld GmbH Acquisition

Ottawa, Ontario, February 17, 2026 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, together with its wholly owned subsidiary, today announced that it has completed the acquisition of Blickfeld GmbH (“Blickfeld”) following the receipt of regulatory approval and satisfaction of customary closing conditions. Terms of the agreement were first announced on December 9, 2025. The acquisition was funded with €10.4 million in cash in addition to €1 million in performance-based earnouts. Blickfeld, a preexisting  partner of Senstar, is a top producer of 3D LiDAR sensors with integrated software for security, volume monitoring, industrial and traffic applications.

The acquisition strengthens Senstar’s position as a provider of fully integrated, multi-layered security offerings by adding Blickfeld’s high-precision 3D security LiDAR sensor range, a solution competitively positioned in a segment of the market expected to grow by over 20%. With renewed cross-selling capabilities and complementary award-winning hardware and software solutions, Senstar is well-positioned to expand its addressable market by broadening its solution offering to existing customers and reinforcing its ability to secure critical points within non-critcal infrastructure. Together, the companies will deliver enhanced detection accuracy that reduces false alarms and improves situational awareness, while broadening  application breadth to include new, high-growth volume and traffic-monitoring verticals.

Mr. Fabien Haubert, CEO of Senstar Technologies Corporation, stated, “We are thrilled to welcome Dr. Mathias Müller and the Blickfeld team to Senstar.  By combining Senstar’s proven perimeter intrusion detection systems and intelligent video management software with Blickfeld’s advanced 3D LiDAR technology, we are in a unique position to deliver next-generation security solutions that address our customers’ most critical challenges. Together, we plan to strengthen  our product development, expand our global reach, and advance our roadmap in both critical infrastructure and new vertical markets such as traffic and volume monitoring, where customers increasingly demand LiDAR-enabled situational awareness.”

In addition, this complimentary acquisition enables for richer collaboration towards the realization of synergies. Upon closing, Blickfeld will continue to operate autonomously while leveraging Senstar’s support, with Blickfeld GmbH and its subsidiary, Blickfeld North America Inc., remaining Senstar subsidiaries under their current names.

The acquisition underscores Senstar’s commitment to strategic growth and technology leadership, with both companies reiterating their focus on leveraging synergies as a combined entity.

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

About Blickfeld

Founded in 2017 and headquartered in Munich, Blickfeld is an international company that develops LiDAR (Light Detection and Ranging) sensors with integrated software. The company’s solutions provide real-time 3D data for a wide range of innovative use cases – from volume monitoring and security system enhancement to privacy-compliant people counting and functions in traffic  applications.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events, including, without limitation, the acquisition and the ability to achieve synergies from such transaction. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based upon a number of assumptions and factors which cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including the effect of tariffs imposed by governments in countries in which we operate, risks associated with the ability to obtain the approvals that are required to consummate the acquisition and the timing of the closing of the acquisition, the risk that the conditions to the acquisition are not satisfied on a timely basis or at all, or the failure of the acquisition to close for any other reason, the risk that a consent or authorization that may be required for the acquisition is not obtained or is obtained subject to conditions that are not anticipated, unanticipated difficulties or expenditures relating to the acquisition, the response of business partners and retention risks arising as a result of the announcement and pendency of the acquisition, the diversion of management time on acquisition-related issues, and those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Corbin@HaydenIR.com
+1-602-476-1821